

09056704

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 21584

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

_____
FIRM I.D. NO.

__7020 N. Port Washington Rd.__
                              (No. and Street)

__Milwaukee__   __Wisconsin__   __53217__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Koehler   (414) 352-5050
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond C. Ladd, C.P.A., S.C.
                  (Name – if individual, state last, first, middle name)

__225 E. Fairmount Ave.__   __Milwaukee__   __Wisconsin__   __53217__
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __William J. Koehler__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Wisconsin Discount Securities Corporation__ , as of __December 31__ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__none__

_____
Notary Public

_____
Signature

__President__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RAYMOND C. LADD, C.P.A., S.C.

February 26, 2009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

We have examined the accompanying consolidated statements of financial
condition of Wisconsin Discount Securities Corporation and Subsidiary as of
December 31, 2008 and 2007, and the related consolidated statements of income,
changes in stockholders' equity, changes in liabilities subordinated to claims
of general creditors, and cash flows for the years then ended. These
consolidated financial statements are the responsibility of the Company's
management. Our responsibility is to express an opinion on these consolidated
financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing
standards. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the consolidated financial statements
are free of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the consolidated
financial statements. An audit also includes assessing the accounting
principles used and significant estimates made by management, as well as
evaluating the overall consolidated financial statement presentation. We
believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2008 and 2007 consolidated financial statements referred to
above present fairly, in all material respects, the financial position of
Wisconsin Discount Securities Corporation and Subsidiary at December 31, 2008
and 2007, and the results of their operations, and their cash flows for the
years then ended, in conformity with generally accepted accounting principles.

Raymond C. Ladd, C.P.A., S.C.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents (Note 1)	$ 24,847	$ 9,366
Deposits with clearing organizations and others (Note 2)	56,694	55,755
Receivable from brokers and dealers	29,658	41,823
Investments, at cost which approximates market (Note 1)		
Furniture and equipment, at cost, less accumulated depreciation of $73,656 and $68,922 (Note 1)	10,482	11,828
Other assets	9,466	8,250
	$ 131,147	$ 127,022

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Income taxes, including deferred taxes of $0 and $498 (Notes 1 and 5)	$ 1,228	$ 3,353
Accounts payable, accrued expenses and other liabilities	22,554	23,943
	23,782	27,296
Commitments and contingent liabilities (Note 4)		
Liabilities subordinated to claims of general creditors (Note 3)	175,000	175,000
Stockholders' equity (Note 6)		
Common stock, no par value, 2,500 shares authorized; 1,500 shares issued	5,000	5,000
Retained earnings	252,365	244,726
Less 600 shares of common stock in treasury, at cost	(325,000)	(325,000)
Total stockholders' equity (deficit)	(67,635)	(75,274)
	$ 131,147	$ 127,022

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Revenues		
Commissions	$ 596,655	$ 574,243
Interest	88,906	57,367
Other	0	0
	685,561	631,610
Expenses		
Employee compensation and benefits (Note 1)	359,153	355,800
Interest	8,750	8,750
Other operating expenses	306,434	272,549
	674,337	637,099
Income (loss) before income taxes	11,224	(5,489)
Income taxes (benefits), including deferred taxes (benefits) of $(498) and $(1,484) (Notes 1 and 5)	3,585	1,371
Net income (loss)	$ 7,639	$ (6,860)
Earnings (loss) per share of common stock (Note 1)	$ 5.09	$ (4.57)

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008 and 2007

	Common stock	Retained earnings	Treasury stock	Total stockholders' equity
Balance (deficit), December 31, 2006	$ 5,000	251,586	(325,000)	(68,414)
Net income (loss) – 2007	–	(6,860)	–	(6,860)
Balance (deficit), December 31, 2007	$ 5,000	244,726	(325,000)	(75,274)
Net income (loss) – 2008	–	7,639	–	7,639
Balance (deficit), December 31, 2008	$ 5,000	252,365	(325,000)	(67,635)

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2008 and 2007

Subordinated liabilities at January 1, 2007	$ 175,000
Increases (decreases)	-0-
Subordinated liabilities at December 31, 2007	$ 175,000
Increases (decreases)	-0-
Subordinated liabilities at December 31, 2008	$ 175,000

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ 7,639	$ (6,860)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	4,734	5,312
(Increase) decrease in assets:		
Deposits with clearing organizations	(939)	(2,254)
Receivable from brokers and dealers	12,165	15,675
Other assets	(1,216)	(2,614)
Increase (decrease) in liabilities:		
Accrued taxes payable	(2,125)	(586)
Other liabilities	(1,389)	(2,804)
Net cash provided by operating activities	18,869	5,869
Cash flows from investing activities:		
Purchase of investment securities		
Proceeds from maturity of investment securities		
Payment of subordinated debt		
Purchase of treasury stock		
Purchase of furniture and equipment	(3,388)	0
Net cash provided by (used in) investing activities	(3,388)	0
Increase (decrease) in cash and cash equivalents	15,481	5,869
Cash and cash equivalents:		
Beginning	9,366	3,497
Ending	$ 24,847	$ 9,366
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 10,208	$ 11,667
Income taxes	$ 3,858	$ 957

See Notes to Financial Statements.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note 1:   Summary of Significant Accounting Policies

Wisconsin Discount Securities Corporation is a member of both the National Association of Securities Dealers and the Municipal Securities Rulemaking Board and is a registered broker-dealer with the Securities and Exchange Commission. The Company is an introducing broker-dealer who forwards all its transactions to a clearing broker-dealer on a fully-disclosed basis. Substantially all commissions earned are received from this clearing broker-dealer. The Company holds no funds or securities for, nor owes funds or securities to, its customers.

The significant accounting policies affecting the consolidated financial statements are summarized below to assist the reader in understanding the financial information presented in this report.

Consolidation:

The consolidated financial statements of Wisconsin Discount Securities Corporation include the accounts of its subsidiary, Wisconsin Discount Realty Inc. (100%). All significant intercompany accounts and transactions have been eliminated.

Investments:

Investments are stated at cost which approximates market value.

Equipment:

Depreciable assets are stated at cost less accumulated depreciation. Provisions for depreciation are computed on straight-line and accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Income taxes:

Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes. The difference relates principally to book income calculated using the accrual method of accounting and tax income calculated using the cash basis.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Earnings per share:

Earnings per share are based on the Company's weighted average number of shares out-standing during the year.

Cash flows:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

Note 2:   Interest-bearing Deposit with Clearing Broker

The Company's clearing broker-dealer holds a $50,000 deposit which earns interest at the money market rate.

Note 3:   Liabilities Subordinated to Claims of General Creditors

The Company has borrowings under agreements which are subordinate to claims of general creditors. The details of this debt are as follows:

Payable to	Due date	Interest rate	
Officer	September 10, 2015	5%	50,000
Officer	March 3, 2015	5%	125,000
	Balance at December 31, 2008 and 2007		$ 175,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and the National Futures Association and are thus available in computing net capital under the Securities and Exchange Commission's and Commodity Futures Trading Commission's net capital rules. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

Note 4: Lease Obligation Payable, Lease Commitments

The Company has operating leases for its office space in Milwaukee and Wauwatosa, which are on a month to month basis. The Company also has an operating lease for its office space in Madison which expires July 31, 2009. Total expense under these leases in 2008 were $21,600 for Milwaukee, $5,205 for Wauwatosa and $15,250 for Madison and in 2007 were $21,600 for Milwaukee, $5,040 for Wauwatosa and $14,670 for Madison.

Note 5: Income Taxes

The provision for income taxes (benefits) included in the consolidated financial statements consists of the following:

	2008	2007
Current taxes:		
Federal	$ 3,005	$ 1,852
State	1,078	1,003
	4,083	2,855
Deferred income taxes (benefits)	(498)	(1,484)
Total provision for income taxes (benefits)	$ 3,585	$ 1,371

Deferred income tax provisions according to the timing difference which caused them were as follows:

Conversion to the cash basis of accounting for income tax purposes	$ (498)	$ (1,484)

Note 6:   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1.

The Company met the net capital provision as follows:

	2008	2007
Net capital	$ 87,417	$ 79,648
Net capital required	$ 50,000	$ 50,000
Aggregate indebtedness to net capital	.27 to 1	.34 to 1

Net capital and the related net capital ratio may fluctuate daily. The net capital rules may effectively restrict the payment of cash dividends.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION

February 26, 2009

Board of Directors
Wisconsin Discount Securities Corporation and Subsidiary
Glendale, Wisconsin

Our audits were made for the purpose of forming an opinion on the basic
consolidated financial statements taken as a whole of Wisconsin Discount
Securities Corporation and Subsidiary for the years ended December 31, 2008
and 2007, which are presented in the preceding section of this report. The
supplemental information presented hereinafter is presented for purposes of
additional analysis and is not a required part of the basic consolidated
financial statements. Such information has been subjected to the audit
procedures applied in the audits of the basic consolidated financial
statement and, in our opinion, is fairly stated in all material respects in
relation to the basic consolidated financial statements taken as a whole.

Raymond C. Ladd, CPA, S.C.

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008 and 2007

	2008	2007
Net capital:		
Total consolidated stockholders' equity (deficit)	$ (67,635)	$ (75,274)
Liabilities subordinated to claims of general creditors allowable in computation of net capital	175,000	175,000
Total capital and allowable subordinated liabilities	107,365	99,726
Less non-allowable assets:		
Furniture and equipment	10,492	11,828
Other assets	9,466	8,250
Net capital	$ 87,417	$ 79,648
Aggregate indebtedness:		
Items included in consolidated statements of financial condition:		
Income taxes payable	$ 1,228	$ 2,855
Accounts payable, accrued expenses and other liabilities	22,554	23,943
Total aggregate indebtedness	$ 23,782	$ 26,798
Minimum net capital required	$ 50,000	$ 50,000
Ratio: Aggregate indebtedness to net capital	.27 to 1	.34 to 1
Reconciliation with Company's computation		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 76,642	$ 75,371
Net Audit Adjustments subsequent to submission of Focus report	10,775	4,277
	$ 87,417	$ 79,648

WISCONSIN DISCOUNT SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(parent company only)

AS OF DECEMBER 31, 2008 and 2007

Exemption from Rule 15c3-3 is claimed at December 31, 2008 and 2007 based on paragraph (k)(2)(ii):

The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.......

The clearing broker-dealer firm is Southwest Securities Inc.

February 26, 2009

Board of Directors
Wisconsin Discount Securities Corporation
Glendale, Wisconsin

In planning and performing our audit of the financial statements of Wisconsin Discount Securities for the years ended December 31, 2008 and 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Wisconsin Discount Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g) (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures, followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Raymond C. Ladd, CPA, S.C.

WISCONSIN DISCOUNT SECURITIES CORPORATION
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2008 and 2007

CONTENTS